[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 10, 2013

BY HAND AND EDGAR

Jeffrey P. Riedler Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Zoetis Inc. Supplementary Correspondence
Relating to Registration Statement on Form S-1
(File No. 333-183254)

Dear Mr. Riedler:

We have received the letter (the “Comment Letter”), dated January 7, 2013, from the staff of the Securities and Exchange Commission (the “Staff”) to Zoetis Inc. (the “Company”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) related to the initial public offering of the Company’s Class A common stock (the “IPO”). The Company intends to file a response to the Comment Letter and an amendment to the Registration Statement (“Amendment No. 4”) this week. The Company currently expects to file an additional amendment to the Registration Statement, which will include a price range and number of shares (“Amendment No. 5”), and the prospectus included in Amendment No. 5 is expected to be the preliminary prospectus that is initially used for marketing the IPO.

In advance of filing Amendment No. 4 and a response to the Comment Letter, the Company would like to provide the Staff with certain additional information that the Company expects will be included in Amendment No. 5, including a description of the Company’s anticipated private placement of senior notes (the “Senior Notes Offering”) and illustrative completed unaudited pro forma condensed combined financial statements reflecting, among other things, assumptions related to the Senior Notes Offering.

The Company currently expects that the purchase agreement related to the Senior Notes Offering will be entered into prior to the filing of Amendment No. 5. In addition, the Company currently expects that the settlement of the Senior Notes Offering will occur prior to the execution of the underwriting agreement related to the IPO.

Jeffrey P. Riedler

Securities and Exchange Commission

January 10, 2013

Attached as Annex A to this letter is the “Description of certain indebtedness” section of the prospectus and the related portion of the “Summary” section of the prospectus, which have been revised to include a description of the Senior Notes Offering.

In addition, attached as Annex B to this letter is the “Unaudited pro forma condensed combined financial statements” section of the prospectus and a page from the “Management’s discussion and analysis of financial condition and results of operations” section of the prospectus. For purposes of preparing Annex B, the Company has made certain assumptions for illustrative purposes. The unaudited pro forma condensed combined financial statements included in Amendment No. 5 will contain adjustments based on the final terms of the Senior Notes Offering.

In addition, attached as Annex C to this letter is a draft of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP to be filed as Exhibit 5.1 to the Registration Statement. We currently expect to include the signed opinion as an exhibit to Amendment No. 5.

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Rose Zukin, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Juan Ramón Alaix, Chief Executive Officer Zoetis Inc.

Heidi Chen, Executive Vice President, General Counsel and Corporate Secretary, Zoetis Inc.

Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.

Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Larry Bradley, KPMG LLP

ANNEX A

the debt-for-equity exchange, the Pfizer indebtedness exchanged in such debt-for-equity exchange will be retired. We do not guarantee or have any other obligations in respect of the Pfizer indebtedness. See “Underwriting—The debt-for-equity exchange.”

Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and the combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). We refer to the Class A common stock and Class B common stock collectively as our common stock.

Senior notes offering

We have agreed to issue $[    ] aggregate principal amount of our senior notes in a private placement, which is expected to be consummated prior to the completion of this offering. The senior notes are comprised of $[    ] aggregate principal amount of our [    ]% Senior Notes due 2016, $[    ] aggregate principal amount of our [    ]% Senior Notes due 2018, $[    ] aggregate principal amount of our [    ]% Senior Notes due 2023 and $[    ] aggregate principal amount of our [    ]% Senior Notes due 2043. We refer to this private placement as the “senior notes offering.”

In the senior notes offering, we have agreed to sell $[    ] aggregate principal amount of our senior notes through the initial purchasers and Pfizer has agreed to sell $[    ] aggregate principal amount of our senior notes, which we will issue to Pfizer prior to the completion of the senior notes offering, through the initial purchasers. We will pay $[    ] of the proceeds that we receive in the senior notes offering and/or cash on hand to Pfizer prior to the completion of this offering. We refer to the $[    ] aggregate principal amount of our senior notes that we will issue to Pfizer as the “Pfizer-owned notes.”

Credit facility

In December 2012, we entered into a revolving credit agreement with a syndicate of banks providing for a five-year $1.0 billion senior unsecured revolving credit facility, which we refer to as the credit facility. The credit facility will not be available for borrowings until the date on which certain conditions, including the completion of this offering and the receipt of certain investment grade ratings, are satisfied. We expect that these conditions will be met concurrently with the completion of this offering. Subject to certain conditions, we will have the right to increase the credit facility to up to $1.5 billion. See “Description of certain indebtedness—Credit facility.”

Commercial paper program

We expect to enter into a commercial paper program with a capacity of up to $1.0 billion prior to or concurrently with the completion of this offering. While we do not anticipate that any commercial paper will be issued under the commercial paper program at the time of this offering, we may incur indebtedness under this program in the future.

The Distribution

Pfizer has informed us that, following this offering, it may make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Pfizer stockholders, one or more distributions in exchange for Pfizer shares or other securities, or any combination thereof. We refer to any such potential distribution as the “Distribution.”

Pfizer has received a private letter ruling from the Internal Revenue Service, or the IRS, substantially to the effect that, among other things, the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax

Description of certain indebtedness

Senior notes offering

We have agreed to issue $[    ] aggregate principal amount of our senior notes in a private placement, which is expected to be consummated prior to the completion of this offering. The senior notes are comprised of $[    ] aggregate principal amount of our [    ]% Senior Notes due 2016, $[    ] aggregate principal amount of our [    ]% Senior Notes due 2018, $[    ] aggregate principal amount of our [    ]% Senior Notes due 2023 and $[    ] aggregate principal amount of our [    ]% Senior Notes due 2043. We refer to this private placement as the “senior notes offering.”

In the senior notes offering, we have agreed to sell $[    ] aggregate principal amount of our senior notes through the initial purchasers and Pfizer has agreed to sell $[    ] aggregate principal amount of our senior notes, which we will issue to Pfizer prior to the completion of the senior notes offering, through the initial purchasers. We will pay $[    ] of the proceeds that we receive in the senior notes offering and/or cash on hand to Pfizer prior to the completion of this offering. We refer to the $[    ] aggregate principal amount of our senior notes that we will issue to Pfizer as the “Pfizer-owned notes.”

Instead of selling the Pfizer-owned notes directly to the initial purchasers for cash, Pfizer will first exchange the Pfizer-owned notes with certain of the initial purchasers, which we refer to, in such role, as the debt-for-debt exchange parties, for outstanding indebtedness of Pfizer held by the debt-for-debt exchange parties. The debt-for-debt exchange parties will then sell the Pfizer-owned notes to the initial purchasers for cash. This debt-for-debt exchange will occur on the settlement date of the senior notes offering immediately prior to the settlement of the debt-for-debt exchange parties’ sale of the Pfizer-owned notes to the initial purchasers. We refer to this exchange as the “debt-for-debt exchange.”

Upon completion of the debt-for-debt exchange, the Pfizer indebtedness exchanged in such debt-for-debt exchange will be retired. We do not guarantee or have any other obligations in respect of the Pfizer indebtedness.

The senior notes will be governed by an indenture and supplemental indenture between us and Deutsche Bank Trust Company Americas, as trustee, which we refer to collectively as the “indenture.” The indenture will contain certain covenants, including limitations on our and certain of our subsidiaries’ ability to incur liens or engage in sale leaseback transactions. The indenture also will contain restrictions on our ability to consolidate, merge or sell substantially all of our assets. In addition, the indenture will contain other customary terms, including certain events of default, upon the occurrence of which, the senior notes may be declared immediately due and payable.

Pursuant to the indenture, we will be able to redeem the senior notes of any series, in whole or in part, at any time by paying a “make whole” premium, plus accrued and unpaid interest to, but excluding, the date of redemption. Pursuant to our tax matters agreement with Pfizer, we will not be permitted to redeem the 2023 notes pursuant to this optional redemption provision, except under limited circumstances. See “Certain relationships and related party transactions—Relationship with Pfizer—Tax matters agreement.” Upon the occurrence of a change of control of us and a downgrade of the senior notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, we will, in certain circumstances, be required to make an offer to purchase each of the senior notes at a price equal to 101% of the aggregate principal amount of the senior notes together with accrued and unpaid interest to, but excluding, the date of repurchase.

Credit facility

In December 2012, we entered into a revolving credit agreement with a syndicate of banks providing for a five-year $1.0 billion senior unsecured revolving credit facility, which we refer to as the credit facility. The credit facility will not be available for borrowings until the date on which certain conditions, including the completion of this offering and the receipt of certain investment grade ratings, are satisfied, which we refer to as the credit

162

facility effective date. We expect that these conditions will be met concurrently with the completion of this offering. Subject to certain conditions, we will have the right to increase the credit facility to up to $1.5 billion. The credit facility is not guaranteed by our subsidiaries.

The credit facility bears interest, at our option, equal to either: (a) a base rate determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A., (ii) the federal funds rate plus 0.50% and (iii) a Eurodollar rate for a one month interest period plus 1.00%, plus, in each case, an applicable margin; or (b) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin. Additionally, we will pay a facility fee on the commitments under the credit facility, regardless of whether borrowings are outstanding under the credit facility. The applicable margins and the facility fee are determined based on public ratings of our senior unsecured non-credit enhanced long-term debt. Interest on borrowings and the facility fee are generally payable quarterly in arrears; however, for loans bearing interest based on a Eurodollar rate with a term shorter than three months, interest is payable at the end of such term.

We may voluntarily prepay loans and/or reduce the commitment under the credit facility, in whole or in part, without penalty or premium, subject to certain minimum amounts and increments and the payment of customary breakage costs. No mandatory prepayment is required under the credit facility.

The credit facility contains a financial covenant requiring us to not exceed a maximum total leverage ratio and, unless on the credit facility effective date certain investment grade ratings specified in the revolving credit agreement are received, to maintain a minimum interest coverage ratio. In addition, the credit facility contains customary affirmative and negative covenants that, among other things, limit or restrict our and our subsidiaries’ ability, subject to certain exceptions, to incur liens, merge, consolidate or sell, transfer or lease assets, transact with subsidiaries and incur priority indebtedness. The credit facility also contains customary events of default.

Commercial paper program

We expect to enter into a commercial paper program with a capacity of up to $1.0 billion prior to or concurrently with the completion of this offering. While we do not anticipate that any commercial paper will be issued under the commercial paper program at the time of this offering, we may incur indebtedness under this program in the future.

163

ANNEX B

Unaudited pro forma condensed combined financial statements

The following unaudited pro forma condensed combined financial statements should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our audited combined annual and unaudited condensed combined interim financial statements and accompanying notes included elsewhere in this prospectus.

Our unaudited pro forma condensed combined financial statements consist of unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2012 and for the year ended December 31, 2011, and an unaudited pro forma condensed combined balance sheet as of September 30, 2012. The unaudited pro forma condensed combined financial statements are based on and have been derived from our historical combined annual and condensed combined interim financial statements included elsewhere in this prospectus.

In management’s opinion, the unaudited pro forma condensed combined financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma condensed combined results of operations and our unaudited pro forma condensed combined balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable; and, with respect to the statement of operations, (iii) expected to have a continuing impact on us. The pro forma adjustments are based on assumptions that management believes are reasonable given the best information currently available.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had we operated as a standalone public company during the periods presented or if the transactions described below had actually occurred as of the dates indicated. The unaudited pro forma condensed combined financial statements should not be considered indicative of our future results of operations or financial position as a standalone public company.

The unaudited pro forma condensed combined financial statements give effect to the following transactions, which we refer to as the “Transactions,” as if they each had occurred on January 1, 2011 for the unaudited pro forma condensed combined statements of operations and on September 30, 2012 for the unaudited pro forma condensed combined balance sheet:

•

Pfizer’s transfer to us of its subsidiaries holding substantially all of the assets and liabilities of its animal health business in consideration for (i) all of the shares of our Class A common stock; (ii) all of the shares of our Class B common stock; (iii) $1 billion aggregate principal amount of our senior indebtedness with a stated interest rate of 3.40%; and (iv) $2.5 billion of cash. This cash will be paid from the proceeds received in the senior notes offering and/or cash on hand;

•

the incurrence of $2.650 billion aggregate principal amount of senior notes in the senior notes offering with a weighted-average stated interest rate of 3.12% (this debt is in addition to the $1 billion of senior notes mentioned above);

•	the incurrence of $26 million of costs related to the issuance of the senior notes in the senior notes offering and the establishment of a $1.0 billion five-year revolving credit facility; and

•

certain transactions contemplated by certain agreements between us and Pfizer described in “Certain relationships and related party transactions—Relationship with Pfizer,” and the provisions contained therein.

Due to local regulatory and operational requirements, in certain non-U.S. jurisdictions, the transfer of certain subsidiaries holding the assets and liabilities of Pfizer’s animal health business may not legally occur prior to this offering. We have not adjusted the accompanying unaudited pro forma condensed combined balance sheet for the potential impact of the delayed transfers because these jurisdictions are not material to our unaudited pro forma condensed combined financial statements, individually or in the aggregate.

Our historical condensed combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, and, to a lesser extent, business development, public affairs and procurement, among others. Following this offering, pursuant to agreements with Pfizer, we expect that Pfizer will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Pfizer. We will also incur additional costs related to being a standalone public company. As a standalone public company, our total costs related to such support functions may differ from the costs that were historically allocated to us from Pfizer. We estimate that these costs may exceed the allocated amounts for full year 2011 by a range of approximately $15 million to $25 million in 2013. In addition, we expect to incur internal costs to implement certain new systems, including infrastructure and an enterprise resource planning system, while our legacy systems are being fully supported by Pfizer under the transitional services agreement. We expect these costs to range between approximately $30 million to $40 million in 2013 and 2014. We have not adjusted the accompanying unaudited pro forma condensed combined statements of operations for any of these estimated costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

The unaudited pro forma condensed combined statements of operations exclude certain non-recurring costs that we expect to incur related to the separation, including new branding (which includes changes to the manufacturing process for new packaging required), the creation of a standalone infrastructure, site separation and certain legal registration and patent assignment costs. We expect these costs to range between approximately $170 million to $200 million in 2013 and $70 million to $100 million in 2014. These estimates exclude the impact of any depreciation or amortization of capitalized separation expenditures.

Some of our products are manufactured at sites that will be retained by Pfizer or that will be operated by Pfizer under a sale-leaseback arrangement. Following this offering, pursuant to the master manufacturing and supply agreement with Pfizer, we expect to purchase these products from Pfizer. The historical condensed combined statements of operations include allocations of certain manufacturing and supply costs incurred by the manufacturing sites that would not have been charged to us under the master manufacturing and supply agreement with Pfizer had such agreement been in effect in the periods presented, such as operating variances as well as purchase price and volume variances under a certain threshold. The costs allocated in the historical condensed combined statements of operations are higher than the amounts that would have been charged by Pfizer under the master manufacturing and supply agreement, had it been in effect during the periods presented, by approximately $10 million for the nine months ended September 30, 2012 and approximately $14 million for the year ended December 31, 2011. We have not adjusted the accompanying unaudited pro forma condensed combined statements of operations for the aforementioned differences. Such an adjustment is not factually supportable due to the unpredictability and variability of such costs, which could be gains or losses in any particular period, and due to the fact that, as a standalone company, we will operate under our own supply manufacturing network, which may be different than the one operated by Pfizer.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2012

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Historical	Pro Forma Adjustments		Notes		Pro Forma

Revenues	$3,160	$				$3,160

Costs and expenses:
Cost of sales(1)	1,130					1,130
Selling, general and administrative expenses(1)	1,017					1,017
Research and development expenses(1)	288					288
Amortization of intangible assets	48					48
Restructuring charges and certain acquisition-related costs	55					55
Other (income)/deductions—net	(14)		68	(a	),(b)	54

Income before provision for taxes on income	636		(68)			568
Provision for taxes on income	190		(26)	(c	)	164

Net income before allocation to noncontrolling interests	446		(42)			404
Less: Net income attributable to noncontrolling interests	—					—

Net income attributable to Zoetis	$446		$(42)			$404

Earnings per common share—basic	N/A			(d	)	$0.81
Earnings per common share—fully diluted	N/A			(d	)	$0.81

Weighted average shares outstanding:
Basic	N/A			(d	)	500
Diluted	N/A			(d	)	500

(1)	Exclusive of amortization of intangible assets, except as disclosed in Note 8C. Goodwill and Other Intangible Assets: Amortization in the Notes to Unaudited Condensed Combined Financial Statements.

Certain amounts may reflect rounding adjustments.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Historical(1)	Pro Forma Adjustments		Notes	Pro Forma

Revenues	$4,233	$			$4,233

Costs and expenses:
Cost of sales(2)	1,652				1,652
Selling, general and administrative expenses(2)	1,453				1,453
Research and development expenses(2)	427				427
Amortization of intangible assets	69				69
Restructuring charges and certain acquisition-related costs	154				154
Other deductions—net	84		86	(a),(b)	170

Income before provision for taxes on income	394		(86)		308
Provision for taxes on income	146		(33)	(c)	113

Net income before allocation to noncontrolling interests	248		(53)		195
Less: Net income attributable to noncontrolling interests	3				3

Net income attributable to Zoetis	$245		$(53)		$192

Earnings per common share—basic	N/A			(d)	$0.38
Earnings per common share—fully diluted	N/A			(d)	$0.38

Weighted average shares outstanding:
Basic	N/A			(d)	500
Diluted	N/A			(d)	500

(1)	Includes revenues and expenses from acquisitions from the acquisition date, see Note 2. Basis of Presentation in the Notes to Combined Financial Statements.

(2)	Exclusive of amortization of intangible assets, except as disclosed in Note 3J. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets in the Notes to Combined Financial Statements.

Certain amounts may reflect rounding adjustments.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2012

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Historical	Pro Forma Adjustments	Notes	Pro Forma

Assets

Cash and cash equivalents	$133	$167	(m),(n)	$300
Accounts receivable, less allowance for doubtful accounts	848			848
Inventories	1,272	(136)	(e),(f)	1,136
Current deferred tax assets	72	(4)	(e),(f)	68
Other current assets	230	(5)	(e),(f)	225

Total current assets	2,555	22		2,577
Property, plant and equipment, less accumulated depreciation	1,204	29	(e),(f)	1,233
Identifiable intangible assets, less accumulated amortization	877			877
Goodwill	981			981
Noncurrent deferred tax assets	218	(118)	(e),(h),(i),(k)	100
Other noncurrent assets	69	5	(i),(l),(m),(n)	74

Total assets	$5,904	$(62)		$5,842

Liabilities and Equity
Accounts payable	$195	$(3)	(e)	$192
Income taxes payable	42	3	(i)	45
Accrued compensation and related items	145	(4)	(e)	141
Other current liabilities	355	(14)	(e),(l)	341

Total current liabilities	737	(18)		719
Allocated long-term debt	580	(580)	(l)	—
Long-term debt	—	3,641	(m),(n)	3,641
Noncurrent deferred tax liabilities	299	(45)	(e),(g),(h),(j),(k)	254
Other taxes payable	88	(65)	(i)	23
Other noncurrent liabilities	91	51	(e),(g)	142

Total liabilities	1,795	2,984		4,779

Commitments and Contingencies

Business unit equity	4,263	(4,263)	(e),(f),(g),(h), (i),(j),(k),(l),(m),(n)	—
Class A common stock, $0.01 par value, 5,000 shares authorized; 86.5 issued and outstanding on a pro forma basis	—	1	(n)	1
Class B common stock $0.01 par value, 1,000 shares authorized; 413.5 issued and outstanding on a pro forma basis	—	4	(n)	4
Additional paid-in capital	—	1,238	(n)	1,238
Accumulated other comprehensive loss	(169)	(26)	(g)	(195)

Total Zoetis equity	4,094	(3,046)		1,048
Equity attributable to noncontrolling interests	15	—		15

Total equity	4,109	(3,046)		1,063

Total liabilities and equity	$5,904	$(62)		$5,842

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Certain amounts and percentages may reflect rounding adjustments.

(a)	Reflects the elimination of net interest expense of $23 million and $36 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, related to the portion of Pfizer’s net interest expense allocated to us and included in our historical combined statements of operations. The associated Allocated long-term debt will be retained by Pfizer following the completion of the Transactions.

(b)	Reflects the addition of interest expense (which includes amortization of deferred issuance costs) of $91 million and $122 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, related to the senior notes issued in the senior notes offering and costs associated with the revolving credit facility.

(c)	Reflects the tax effect of the pre-tax pro forma adjustments impacting Income before provision for taxes on income, calculated using the applicable statutory tax rate in the relevant jurisdictions.

(d)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is 500 million, which is also the number of shares of our common stock outstanding immediately following the completion of the Transactions.

(e)	Reflects the elimination of assets and liabilities at certain manufacturing sites that will be retained by Pfizer following the completion of the Transactions. These assets and liabilities are included in the historical condensed combined balance sheet as they are specifically identifiable to the animal health business. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Inventories	$(98)
Current deferred tax assets*	(3)
Other current assets	(3)
Property, plant and equipment, less accumulated depreciation	(28)
Noncurrent deferred tax assets*	(1)
Accounts payable	3
Accrued compensation and related items	4
Other current liabilities	8
Noncurrent deferred tax liabilities*	2
Other noncurrent liabilities	7
Business unit equity	109

$—

*	Calculated using the applicable statutory tax rate in the relevant jurisdictions.

(f)

Reflects the addition of property, plant and equipment (PP&E) at the Guarulhos, Brazil manufacturing site, that will be transferred to us by Pfizer and then leased back to Pfizer under operating leases, and the elimination of inventory, at that site, that will be retained by Pfizer, following the completion of the Transactions. The PP&E are excluded from the historical condensed combined balance sheet as they are not specifically identifiable to the animal health business, while the inventory is included as it is specifically identifiable to the animal health business. Pfizer will use the site to manufacture, among other things, animal health products for us pursuant to the master manufacturing and supply agreement. Pfizer will pay us lease income equivalent to the depreciation expense that we expect to record for the PP&E and, as such, we do not expect the arrangement to have a significant impact on our combined statements of operations. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Inventories	$(38)
Current deferred tax assets*	(1)
Other current assets	(2)
Property, plant and equipment, less accumulated depreciation	57
Business unit equity	(16)

$—

*	Calculated using the applicable statutory tax rate in the relevant jurisdictions.

(g)	Reflects the addition of net benefit plan liabilities that will be transferred to us by Pfizer following the completion of the Transactions. These net benefit plan liabilities are excluded from the historical condensed combined balance sheet as the related benefit plans are not dedicated to animal health employees. The benefit plan expenses associated with these liabilities are included in our historical condensed combined statements of operations. Specifically, this adjustment reflects the transfer of certain defined benefit pension liabilities, net of related assets, in several countries outside the U.S., as well as certain unfunded postretirement benefit liabilities in the U.S. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Noncurrent deferred tax liabilities*	$19
Other noncurrent liabilities	(58)
Business unit equity	13
Accumulated other comprehensive loss	26

$—

*	Calculated using the applicable statutory tax rate in the relevant jurisdictions.

(h)	Represents the elimination of noncurrent deferred tax assets (which may be included within noncurrent deferred tax liabilities due to jurisdictional netting) related to net operating loss and tax credit carryforwards that will be retained by Pfizer following the completion of the Transactions. These tax assets are included in the historical condensed combined balance sheet as they are considered in the computation of the historical provision for taxes on income. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Noncurrent deferred tax assets	$(139)
Noncurrent deferred tax liabilities	(66)
Business unit equity	205

$—

(i)	Reflects the elimination of net tax liabilities associated with uncertain tax positions that will be retained by Pfizer following the completion of the Transactions. These tax liabilities are included in the historical condensed combined balance sheet as they are considered in the computation of the historical provision for taxes on income. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Noncurrent deferred tax assets	$4
Other noncurrent assets	(19)
Income taxes payable	(3)
Other taxes payable	65
Business unit equity	(47)

$—

(j)	Reflects the elimination of noncurrent deferred tax liabilities relating to deferred income taxes on unremitted earnings that will be retained by Pfizer following the completion of the Transactions. These tax liabilities are included in the historical condensed combined balance sheet as they are considered in the computation of the historical provision for taxes on income. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Noncurrent deferred tax liabilities	$86
Business unit equity	(86)

$—

(k)	Reflects the recognition of deferred tax assets, on the temporary differences between the financial reporting and tax bases of certain assets and liabilities, that will be created as a result of various legal entity reorganization transactions within Pfizer. These reorganization transactions are performed in preparation for the legal transfer to us of Pfizer subsidiaries that hold substantially all of the assets and liabilities of Pfizer’s animal health business. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Noncurrent deferred tax assets	$18
Noncurrent deferred tax liabilities	4
Business unit equity	(22)

$—

(l)	Reflects the elimination of allocated long-term debt, allocated accrued interest payable and allocated unamortized deferred debt issuance costs that will be retained by Pfizer following the completion of the Transactions. These assets and liabilities are included in the historical condensed combined balance sheet. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Other noncurrent assets	$(2)
Other current liabilities	6
Allocated long-term debt	580
Business unit equity	(584)

$—

(m)	Reflects the incurrence of $2,650 million aggregate principal amount of senior notes in the senior notes offering (net of an original issue debt discount of $8 million) with a weighted-average stated interest rate of 3.12%, as well as the deferred costs associated with both the incurrence of the senior notes and the establishment of a $1.0 billion five-year revolving credit facility. The deferred issuance costs associated with the five-year revolving credit facility in the amount of $1 million were paid for by Pfizer. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Cash and cash equivalents	$2,623
Other noncurrent assets*	20
Long-term debt*	(2,642)
Business unit equity	(1)

$—

*	The long-term debt net of deferred issuance costs of $20 million has a weighted-average effective interest rate of 3.27%.

(n)	Reflects the legal transfer to us of Pfizer’s subsidiaries holding substantially all of the assets and liabilities of Pfizer’s animal health business in consideration for (i) all of the shares of our Class A common stock; (ii) all of the shares of our Class B common stock; (iii) $1 billion aggregate principal amount of our senior indebtedness (net of an original issue debt discount of $1 million) with a stated interest rate of 3.40%, which Pfizer disposed of in the senior notes offering (these senior notes were issued in addition to the senior notes mentioned in (m) above); and (iv) $2.5 billion of cash. The adjustment follows:

(MILLIONS OF DOLLARS)	Debit/ (Credit)

Cash and cash equivalents	$(2,456)
Other noncurrent assets*	6
Long-term debt*	(999)
Business unit equity	4,692
Common stock**	(5)
Additional paid-in capital	(1,238)

$—

*	The long-term debt net of deferred issuance costs of $6 million has an effective interest rate of 3.49%.
**	Represents 500 million shares of Class A and Class B common stock at a par value per share of $0.01.

We and Pfizer have agreed that our cash balance on the date of the completion of this offering will be at least $300 million. As such, our pro forma condensed combined balance sheet as of September 30, 2012 includes a balance of $300 million in Cash and cash equivalents.

2010 vs. 2009

Our net cash used in investing activities was $9 million in 2010 compared to $1.8 billion in 2009. The decrease in net cash used by investing activities was primarily attributable to:

•	net cash of $2.3 billion paid in 2009 for the acquisition of FDAH;

partially offset by:

•	lower cash proceeds of $369 million from the sale of assets.

See Notes to Combined Financial Statements—Note 4B. Acquisitions, Divestitures and Certain Investments: Acquisition of Fort Dodge Animal Health.

Financing activities

Nine months ended September 30, 2012 vs. nine months ended October 2, 2011

Our net cash provided by financing activities was less than $1 million in the first nine months 2012 compared to $122 million in the first nine months of 2011. The decrease in net cash provided by financing activities was attributable to a decrease in net financing from Pfizer.

2011 vs. 2010

Our net cash used in financing activities was $30 million in 2011 compared to $277 million in 2010. The decrease in net cash used in 2011 was primarily attributable to:

•	an increase in our financing activities with Pfizer of $596 million primarily related to the acquisition of KAH in 2011;

partially offset by:

•	an allocation of principal payments of long-term debt of $143 million; and

•	an increase in dividends paid of $209 million.

2010 vs. 2009

Our net cash used in financing activities was $277 million in 2010 compared to cash provided by financing activities of $1.8 billion in 2009. The decrease in net cash provided by financing activities was primarily attributable to:

•	proceeds of $719 million in 2009 from allocated long-term debt from Pfizer;

•	a decrease of $1.3 billion in our financing activities with Pfizer related to the acquisition of FDAH in 2009; and

•	an increase in dividends paid of $106 million.

Analysis of financial condition, liquidity and capital resources

We and Pfizer have agreed that our cash balance on the date of the completion of this offering will be at least $300 million. While we believe our cash on hand, our operating cash flows and our anticipated financing arrangements will be sufficient to support our future cash needs, we can provide no assurance that our liquidity and capital resources will meet future funding requirements. Risks to our meeting future funding requirements include global economic conditions described in the following paragraph.

The global financial markets recently have undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic,

ANNEX C

[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

[            ], 2013

Zoetis Inc.

c/o Pfizer Inc.

5 Giralda Farms

Madison, New Jersey 07940

Re:	Zoetis Inc. Registration Statement on

Form S-1 (File No. 333-183254)

Ladies and Gentlemen:

We have acted as special counsel to Pfizer Inc., a Delaware corporation (“Pfizer”), in connection with the initial public offering of [            ] shares (the “Firm Shares”) of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Zoetis Inc., a Delaware corporation (the “Company”), to be sold through underwriters (the “Underwriters”) to be named in an underwriting agreement (the “Underwriting Agreement”) by and among the Company, Pfizer, the Selling Stockholders (as defined therein) and the Underwriters, substantially in the form as Exhibit 1.1 to the Registration Statement (as defined below), and the sale of up to [            ] shares of Class A Common Stock (the “Option Shares”) pursuant to the Underwriters’ option to purchase additional shares of Class A Common Stock contained in the Underwriting Agreement, each in the manner described in the Registration Statement. The Firm Shares and the Option Shares are collectively referred to herein as the “Shares.”

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K of the General Rules and Regulations under the Securities Act of 1933 (the “Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the registration statement on Form S-1 (File No. 333-183254) of the Company relating to the Shares filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2012 and Pre-Effective Amendments Nos. 1 through [4] thereto (such registration statement, as so amended, being hereinafter referred to as the “Registration Statement”); (ii) the form of the Contribution Agreement to be entered into by and between the Company and Pfizer (the “Contribution Agreement”) pursuant to which shares of Class A Common Stock and shares of Class B Common Stock, par value $0.01 per share

Zoetis Inc.

[            ], 2013

(“Class B Common Stock”), of the Company are to be issued by the Company to Pfizer prior to the execution of the Underwriting Agreement; (iii) the Certificate of Incorporation of the Company of the Company, filed with the Secretary of State of the State of Delaware on July 25, 2012, as amended by the Certificate of Amendment to the Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on January [    ], 2013 (as so amended, the “Certificate of Incorporation”); (iv) the By-laws of the Company (the “By-laws”), as in effect as of the date hereof; (v) a specimen certificate representing the Class A Common Stock; (vi) certain resolutions of the Board of Directors of the Company relating to the Contribution Agreement and the issuance of shares of Class A Common Stock and Class B Common Stock pursuant thereto, the adoption of the Certificate of Incorporation and the By-laws, and related matters; and (vii) certain resolutions of Pfizer, as the sole stockholder of the Company, relating to the adoption of the Certificate of Incorporation and related matters. We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of documents executed or to be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. We have also assumed that certificates representing the Shares in the form of the specimen certificate examined by us will have been manually signed by an authorized officer of the transfer agent and registrar for the Class A Common Stock and registered by such transfer agent and registrar. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials.

Members of our firm are admitted to the bar in the State of New York, and we do not express any opinion as to the laws of any jurisdiction other than Delaware corporate law, and we do not express any opinion as to the effect of any other laws on the opinion stated herein.

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that when (i) the Contribution Agreement has been duly executed and delivered by each of the Company and Pfizer and (ii) the certificates representing the shares of capital stock issuable pursuant to the Contribution Agreement have been duly executed and delivered to Pfizer in exchange for the consideration therefor pursuant to the Contribution Agreement, and certificates representing the Shares issuable to Pfizer upon the conversion of shares of Class B Common Stock issued to Pfizer pursuant to the Contribution

Zoetis Inc.

[            ], 2013

Agreement in accordance with the terms of the Certificate of Incorporation have been duly executed and delivered upon such conversion, the Shares will have been duly authorized by all requisite corporate action on the part of the Company and will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,